FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 17, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS to Acquire NVision Group, Enter IT Services Market

July 17, 2015

Moscow, Russia — Mobile TeleSystems PJSC (“MTS” or the “Company” - NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces the signing of binding agreements to acquire 100% of the shares of NVision Group JSC (“Nvision  Group”), the developer and owner of the MTS billing system and one of the largest system integrators and complex IT solutions providers in Russia. In accordance with the agreements, MTS’s wholly-owned subsidiaries will purchase NVision Group from the subsidiaries of Sistema JSFC (LSE: SSA), the parent company of MTS, by the end of 2015 for a total enterprise value up to RUB 15 billion, including debt.

In the first stage of the transaction, MTS has acquired NVision Group subsidiaries, including 100% of the shares of SITRONICS Telecom Solutions CJSC and NVision Czech Republic a.s. Through this transaction, MTS has obtained control over its billing system, which will allow the Company to reduce time-to-market for new products and reduce billing and IT-related expenses.

Mr. Andrei Dubovskov, MTS President and CEO, commented, “The acquisition of NVision Group is in line with MTS’s 3D strategy to leverage our data leadership and focus on differentiation in the marketplace. NVision Group’s unique expertise will enable us to accomplish three key objectives: improve service for MTS subscribers through enhancements to our billing platform; strengthen our position in the corporate market by offering clients complementary IT and integration solutions; and reduce spending on in-house IT through the realization of economies of scale. We expect to benefit from our entrance into the promising and fast-growing market of IT services, IT consulting and system integration, which complements our core service businesses.”

Mr. Andrei Ushatskiy, MTS Vice President, Technology and IT, added, “NVision Group possesses vast experience in the implementation of IT projects in the telecom, finance, energy, and healthcare industries. Its portfolio features projects for over 200 customers, and the company sustains high-level partnerships with the world’s leading software developers and equipment vendors. NVision is able to complete complex turnkey projects and provide support for a wide range of customers, including projects for the deployment of IT-infrastructure, implementation of control systems, reengineering and automation of business processes, build-out of complex IT security systems, along with niche services using cloud model. The integration of these capabilities within MTS Group allows MTS to offer its corporate clients a full range of IT services, including M2M solutions, cloud computing and big data analytics.”

The transaction was approved by the MTS Board of Directors and the Special Committee of independent directors under the MTS Board of Directors. Merrill Lynch International acted as financial adviser to the Special Committee to issue a Fairness Opinion on the transaction. Cleary Gottlieb Steen & Hamilton LLP, KPMG and Liniya Prava provided advice on the transaction.

First stage of the transaction was approved by the Federal Antimonopoly Service of Russia (FAS) and the antimonopoly authorities of Uzbekistan and Pakistan where NVision Group’s subsidiaries operate. MTS has also filed applications to antimonopoly authorities in other countries of NVision Group’s presence for further approvals.

***

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems PJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband and pay TV in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Armenia, Turkmenistan and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: July 17, 2015